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                               November 15, 2021

       Adam Dooley
       Chief Executive Officer
       Everest Consolidator Acquisition Corp
       4041 MacArthur Blvd
       Newport Beach, CA 92660

                                                        Re: Everest
Consolidator Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed October 19,
2021, as amended October 29, 2021
                                                            File No. 333-260343

       Dear Mr. Dooley:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form S-1 filed October 19, 2021

       Prospectus Cover Page, page 1

   1. Please revise the disclosure regarding the extensions to clarify that the sponsor will contribute $.10 per
share to the trust for each extension.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Adam Dooley
Everest Consolidator Acquisition Corp
November 15, 2021
Page 2

       You may contact Frank Knapp at 202-551-3805 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,
FirstName LastNameAdam Dooley
                                                        Division of Corporation
Finance
Comapany NameEverest Consolidator Acquisition Corp
                                                        Office of Real Estate &
Construction
November 15, 2021 Page 2
cc:       Marc Jaffe
FirstName LastName